PUBLIC

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For the attention of Commission Staff: Please note the amendment to Schedule A of form SBSE-A filed today (September 15, 2026).

These amendments are (1) removal of Alison Mary Simmonds (Higgins) and Peter Chase Burrill as NFA Principals and (2) add Manus James Macgregor Costello, Tanuj Kapilashrami and John Alexander Newman, as NFA Principals. Furthermore, we have added CRD (004848396) for Jason Pierpoint Forrester.